Correspondence


                            INDUSTRIAL MINERALS, INC

                                                              346 Waverly Street
                                                                 Ottawa, Ontario
                                                                         K2P 0W5
                                                               Tel: 613-288-4288
                                                               Tel: 604-970-0901
                                                 e-mail: robertdinning@gmail.com

April 1, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100F Street, N.E.
Washington D.C. 20549 - 7010

Attention Mark A. Wojciechowski - Staff Accountant

Re:      Industrial Minerals, Inc., SEC File No. 0-30651
         Letter of February 27, 2009  Regarding Previous Filings
         -------------------------------------------------------

We have reviewed your comments of February 27, 2009 and propose revised language for an amended 10-KSB for fiscal year ended December 31, 2007 as follows:

CONTROLS AND PROCEDURES

Under the supervision and with the participation of Robert G. Dinning, our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on his evaluation, Mr. Dinning concluded that the Company's disclosure controls and procedures are not effective to ensure that information required to be included in the Company's periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

The internal control deficiencies noted consisted primarily of inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews. However, the size of the Company prevents it from being able to employ sufficient resources to enable it to have adequate segregation of duties within its internal control system. Mr. Dinning oversees our accounting and general internal control process, allowing him to override our internal control systems. As we have a very limited staff, we do not have other management staff with financial accounting experience for purposes of crosschecking or advising Mr. Dinning on our accounting or financial reporting processes. Our current processes and procedures require substantive manual intervention, estimation and reliance on several sources of information that are not integrated with our accounting system.

Accordingly, we have concluded that the above is a result of material weaknesses in our internal controls over financial reporting. Other than described above, there have been no changes in our internal controls or in other factors that could affect internal controls subsequent to December 31, 2008.


Representations
---------------

     As President and Chief Executive Officer of Industrial Minerals, Inc., (the "Registrant") I hereby acknowledge the following:

     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Registrant may not assert staff comments as a defense in any initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


INDUSTRIAL MINERALS, INC.



By: /s/ Robert Dinning
    ------------------
    Robert Dinning
    President and Chief Executive Officer




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